February 24, 2021

VIA EDGAR

Joshua Shainess Special Counsel Office of Mergers and Acquisitions United States Securities and Exchange Commission, Division of Corporation Finance Washington, DC 20549

Re:	CNL Healthcare Properties, Inc.

Schedule TO-T filed February 10, 2021 by Comrit Investments 1, Limited

      Partnership and Comrit Investments Ltd.

File No. 005-90567

Dear Mr. Shainess:

On behalf of Comrit Investments 1, Limited Partnership (the “Purchaser”), set forth below is the Purchaser’s response to the comments issued by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in your February 18, 2021 letter (the “Comment Letter”) concerning the above-referenced filing.

For convenience, we have included the text of each comment from the Comment Letter, followed by our response.

Schedule TO-T
Exhibit (a)(1), Offer to Purchase

1.	Revise the disclosure here and in the Notice of Offer to Purchase to correct the statement that withdrawal rights will “expire” on March 30, 2021. As you correctly describe on page 11, tendering shareholders also have the right to withdraw tendered Shares not accepted for payment by the 60th day after commencement of this Offer. See Exchange Act Section 14(d)(5).

The Purchaser acknowledges the Staff’s comment and has revised the relevant disclosure in Amendment No. 1 to its Schedule TO-T that is the subject of this letter (the “Amendment Filing”), which the Purchaser is filing concurrently with the submission of this letter.

2.	Please disclose that you previously conducted a tender offer for shares of the Company and state the per share purchase price for that offer.

The Purchaser directs the Staff to the disclosure contained on page 6 of the Offer to Purchase included as Exhibit 99(a)(1) to its Schedule TO-T originally filed on February 10, 2021 (the “Schedule TO”), which reads as follows:

“The Purchaser commenced a tender offer for 9,000,000 shares of the Corporation’s common stock on August 3, 2020 at an offer price of $4.66 per share (the “2020 Tender Offer”). The Corporation’s most recently disclosed Estimated Per Share NAV at the time of commencement of the 2020 Tender Offer was $7.81 per share.”

Section 3. Procedures for Tendering Shares

3.	Please tell us whether the offer has “commenced” within the meaning of Rule 14d-2(a). In this respect, it appears that you have provided shareholders with the means to tender by filing the Assignment Form as exhibit (a)(2), identifying the CTT Auctions website where shareholders can access another copy of the form, and directing shareholders how to deliver the form.

The Purchaser respectfully submits that the offer commenced for purposes of Rule 14d-2(a) on February 10, 2021, the date of filing of the Schedule TO.

4.	In your response letter, please tell us how and when you complied or will comply with the dissemination requirements set forth in Rule 14d-4. To the extent that the bidder relied upon “Summary publication” as described in Rule 14d-4(a)(2) to disseminate the tender offer to security holders, please advise us of the medium through which the notice was distributed.

The Purchaser relied upon “Summary publication” as described in Rule 14d-4(a)(2) to disseminate the tender offer materials to securityholders. The Purchaser published notice of the tender offer in Investor’s Business Daily (“IBD”), a weekly publication, in the week of February 15, 2021 edition. The Purchaser included a copy of the press release that was published as Exhibit 99(a)(4) to the Schedule TO, which was intended to serve as the “summary advertisement” for purposes of Rule 14d-4(a)(2)(i). In the Amendment Filing, the Purchaser has included as Exhibit 99(a)(4) a copy of the press release/summary advertisement the Purchaser will be publishing in IBD to announce the Purchaser’s extension of the expiration date of the tender offer to April 10, 2021.

*    *    *    *    *

The Purchaser acknowledges that it is responsible for the accuracy and adequacy of its disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

If you have any questions regarding the Purchaser’s response or require further information, please do not hesitate to contact the Purchaser’s counsel, Amos W. Barclay of Holland & Hart LLP, by telephone at (303) 473-4813.

Sincerely,

Comrit Investments 1, LP
By: Comrit Investments Ltd., its General Partner

/s/ Ziv Sapir
Ziv Sapir, Chief Executive Officer

cc:      Amos W. Barclay, Esq. (Holland & Hart LLP)

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